EX-99(a)(1)(iv)

Offer by

Western Asset Premier Bond Fund

(the “Fund”)

to Purchase for Cash

Up to 2,880 of the Preferred Shares of the Fund

(Western Asset Premier Bond Fund Taxable Auction Market Preferred Shares Series M and Series W)

June 5, 2014

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Depositary (as defined in the Offer to Purchase) in connection with the offer by the Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, to purchase for cash up to 2,880 of its outstanding preferred shares of beneficial interest, without par value and a liquidation preference of $25,000 per share, designated Taxable Auction Market Preferred Shares, Series M and Series W (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated June 5, 2014 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The price to be paid for the Fund’s Preferred Shares is an amount per share, net to the seller in cash, equal to 97% of the liquidation preference per share (or $24,250 per share), plus any unpaid dividends accrued through July 3, 2014, or such later date to which the Fund’s Offer is extended.

We are asking you to contact your clients for whom you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold the Fund’s Preferred Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. The Offer to Purchase dated June 5, 2014;

2. Letter of Transmittal for your use and for the information of your clients, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary (as defined in the Offer to Purchase) by the Expiration Date (as defined in the Offer to Purchase);

4. Notice of Withdrawal to be used to withdraw previously tendered Preferred Shares; and

5. A form of letter which may be sent to your clients for whose accounts you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. THE FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON July 3, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Fund will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent (as defined in the Offer to Purchase) or the Depositary (as defined in the Offer to Purchase)) for soliciting tenders of Preferred Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 3, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, should be sent to the Depositary by 5:00 p.m., New York city time, on July 3, 2014.

In order to facilitate the Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your auction department and/or the broker-dealer who submits auction instructions for the Preferred Shares on your behalf. Should you be unable to provide this contact information, the Fund, in its sole discretion, may waive this requirement. Please contact Deutsche Bank Trust Company Americas, the Information Agent for the Offer, at 1(877)843-9767 with any questions.

Neither the Fund nor the Fund’s Board of Trustees make any recommendation to any holder of Preferred Shares as to whether to tender all or any Preferred Shares.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Deutsche Bank Trust Company Americas

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.